Pacific Biometrics, Inc
                            220 West Harrison Street
                                Seattle, WA 98119
                                Tel: 206-298-0068


March 30, 2007

VIA EDGAR
---------

Frank Wyman
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

            RE:  PACIFIC BIOMETRICS, INC.
                 FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2006
                 FILE NO. 000-21537

Dear Mr. Wyman:

This letter contains the response of Pacific Biometrics, Inc. (the "Company") to the comments regarding the referenced filing contained in the letter dated March 2, 2007 from the Securities and Exchange Commission. The numbered responses that follow correspond by number to the comments in the above referenced letter.

FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2006
-----------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

CRITICAL ACCOUNTING ESTIMATES AND POLICIES, PAGE 23
---------------------------------------------------

1. IT APPEARS THAT YOU HAVE IDENTIFIED REVENUE, THE ALLOWANCE FOR DOUBTFUL ACCOUNTS, AND THE USEFUL LIVES OF TANGIBLE AND INTANGIBLE ASSETS AS CRITICAL ACCOUNTING ESTIMATES BUT OMIT ANY DISCUSSION ASSOCIATED WITH THESE ESTIMATES. YOUR DISCLOSURE SHOULD PROVIDE INVESTORS WITH A FULLER UNDERSTANDING OF THE UNCERTAINTIES IN APPLYING CRITICAL ACCOUNTING ESTIMATES AND THE LIKELIHOOD THAT MATERIALLY DIFFERENT AMOUNTS WOULD BE REPORTED UNDER DIFFERENT CONDITIONS OR USING DIFFERENT ASSUMPTIONS. IT SHOULD INCLUDE QUANTIFICATION OF THE RELATED VARIABILITY IN OPERATING RESULTS THAT YOU EXPECT TO BE REASONABLY LIKELY TO OCCUR. FOR ALL CRITICAL ACCOUNTING ESTIMATES, PLEASE DESCRIBE IN DISCLOSURE-TYPE FORMAT THE EXPECTED UNCERTAINTIES IN APPLYING YOUR CRITICAL ACCOUNTING POLICIES, THE EFFECT THAT CHANGES IN SUCH ESTIMATES HAVE HAD ON THE FINANCIAL STATEMENTS FOR EACH PERIOD PRESENTED, AND THE EFFECT THAT REASONABLY LIKELY CHANGES IN THE KEY ASSUMPTIONS UNDERLYING THESE ESTIMATES AS OF THE LATEST BALANCE SHEET MAY HAVE ON THE FINANCIAL STATEMENTS.

     We discuss many of the critical factors surrounding company revenues in the "Risk Factors Affecting Our Business" section, page 12 through page 19. We recognize that additional disclosure is appropriate in the Critical Accounting Estimates and Policies section. We began this process by adding additional language in the 10-QSB filed for the second quarter of fiscal 2007 on February 12, 2007.

     In future filings we will add additional discussion about expected uncertainties in applying our critical accounting policies. We have included below revised disclosure about these policies.

     Revenue: Our client contracts may be delayed or cancelled at anytime. Uncertainty surrounding continuation of existing revenues during any period is high. Under fixed-price contracts, we recognize revenue as services are performed, with performance generally assessed using output measures, such as units-of-work performed to date compared to the total units-of-work contracted. We believe that recognizing revenue as services are performed is the most appropriate method for our business as it directly reflects services performed in the laboratory. We would expect material differences in reporting of our revenues to occur if we changed our assumptions for revenue recognition from services performed to other methods such as percent complete or completed contract methods. While both other methods are allowed under GAAP, they would introduce more variables and estimates into our revenue recognition process. The percent complete method introduces estimated costs early in the process that may drive revenues higher in early periods. The completed contract method may recognize revenues in future contract periods, such as the first quarter after a fiscal year close and subsequent to completion of the services rendered.

     Allowance for doubtful accounts: While the company has historically experienced very low levels of bad debt, we constantly monitor our current accounts receivable for past due accounts. If we have specific knowledge of a current account that may be uncollectible, we will add that amount to our allowance for doubtful accounts. We are susceptible to changes in the pharmaceutical market as well as changes in the overall economy. A downturn in the market or cost reductions and consolidation such as the market is currently experiencing, may change how we estimate our allowance. The company has not experienced any bad debt for approximately 2 years. However, based on the current changes in our marketplace, we may need to increase our bad debt allowance in future periods which would reduce our operating and net profits.

     Useful lives of tangible and intangible assets: The assets we acquire are subject to our best estimates of useful lives of the asset for depreciation purposes. Due to the uncertainty of current studies which are subject to cancellation, which may occur at any time, as well as changes in scientific methods for our testing, we may no longer have use for certain tangible and intangible assets and may take a charge against current earnings should changes in our estimated asset lives occur.

     We use the discounted cash flow method according to SFAS 144 to test our assets for impairment. The current balance of our depreciable assets at June 30, 2006 is $693,231, net of depreciation. We currently do not carry material amounts of intangible assets on our balance sheet.

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED JUNE 30, 2006 AND 2005
----------------------------------------------------------------------
(RESTATED), PAGE 25
-------------------

2. AN OBJECTIVE OF MD&A IS TO PROVIDE INFORMATION ABOUT THE QUALITY AND POTENTIAL VARIABILITY OF A COMPANY'S EARNINGS AND CASH FLOW TO FACILITATE INVESTORS' DETERMINATION OF THE LIKELIHOOD THAT PAST PERFORMANCE IS INDICATIVE OF FUTURE PERFORMANCE. THIS DISCLOSURE SHOULD DISCUSS AND QUANTIFY THE FACTORS UNDERLYING THE CAPTIONS IN THE COMBINED STATEMENT OF OPERATIONS AND THE IMPACT OF KNOWN TRENDS AND UNCERTAINTIES. WE NOTE THAT LABORATORY EXPENSE AND COST OF GOODS SOLD AS A PERCENT OF REVENUES DECREASED SIGNIFICANTLY FROM 76% OF REVENUES IN 2005 (RESTATED) TO 48% OF REVENUES IN 2006. WE BELIEVE YOU COULD IMPROVE YOUR DISCLOSURE SINCE YOU ATTRIBUTE THIS RELATIVE DECREASE ONLY TO "A SIGNIFICANT INCREASE IN REVENUES AND THE FIXED COMPONENTS OF LABORATORY EXPENSE AND COST OF GOODS SOLD." PLEASE PROVIDE AN EXPANDED DISCUSSION IN DISCLOSURE-TYPE FORMAT THAT EXPLAINS MORE SPECIFICALLY WHY LABORATORY EXPENSE AND COST OF GOODS SOLD DECREASED FROM 76% OF REVENUES TO 48% OF REVENUES. INCLUDE A BREAKDOWN OF REVENUES FOR EACH PERIOD PRESENTED THAT QUANTIFIES CONTRACTS WITH A FIXED PRICE, CONTRACTS PRICED AS FEE-FOR-SERVICE WITH A CAP AND CONTRACTS PRICED AS FEE-FOR-SERVICE WITHOUT A CAP. INCLUDE A BREAKDOWN OF LABORATORY EXPENSE AND COST OF GOODS SOLD THAT QUANTIFIES THE FIXED AND VARIABLE COST COMPONENTS FOR EACH PERIOD PRESENTED. INCLUDE A MORE SPECIFIC DISCUSSION OF YOUR FUTURE OPERATING PROSPECTS, INCLUDING YOUR EXPECTED REVENUE GROWTH AND GROSS PROFIT MARGINS. REFER TO OUR INTERPRETATIVE GUIDANCE IN FINANCIAL REPORTING RELEASE NO. 72.

     Fixed Price Contracts amounted to 77% of revenue or $8,267,604; Contracts Priced as Fee-For-Service with a Cap amounted to 2% of revenue or $177,375; Contracts Priced as Fee-For-Service without a Cap amounted to 21% of revenue or $2,305,044.

              Fixed and Variable Cost detail of Cost of Goods Sold
              ----------------------------------------------------

                                                    FY2006                     FY2005
                                                 ------------               ------------
Fixed Costs:    Rent, Utilities,Certain Taxes    $    230,000       4%      $    223,000       9%

                      Variable Costs:
                Wages, Taxes, Benefits              1,791,000                  1,065,000
                Reagent Chemicals                   2,153,000                    727,000
                Other Variable Costs                  987,000                    441,000
                                                 ------------               ------------
                      Total Variable Costs        $ 4,931,000      96%      $  2,233,000      91%
                                                 ------------               ------------

                Total Cost of Goods Sold         $  5,161,000     100%      $  2,456,000     100%
                                                 ============               ============

     We have high uncertainty surrounding continuation of existing revenues and estimates of future revenues, during any period. Studies that we bid on are uncertain until we have a signed contract. Once work on a study commences, there is no guarantee that it will not be cancelled at some time during the testing phase. Drug development activities by pharmaceutical companies in the lipid / cholesterol market in general, representing a major portion of our revenues, are unclear. Several factors may adversely affect our future revenues, including the recent announcements by Pfizer of plans for cost reductions and layoffs and other large pharmaceutical companies' cost reduction announcements. We note the variability of our revenues in our comparison of quarterly revenues, page 15 of 10-KSB for the period ended June 30, 2006. Our gross profit is affected mainly by the level of revenue, the types of studies in progress, and components of cost of goods sold. While we have achieved a gross profit of over 50% in previous fiscal years and quarters, the average gross profit over the last five fiscal years has been 44%.


EARNINGS BEFORE TAXES, INTEREST, DEPRECIATION, AND AMORTIZATION (EBITDA),
-------------------------------------------------------------------------
PAGE 29
-------

3. YOU INDICATE THAT "WE HAVE ADDED THE EBITDA METRIC TO OUR FINANCIAL REPORTING FOR FISCAL 2006 BECAUSE WE BELIEVE THIS METRIC MORE CLEARLY ILLUSTRATES COMPANY PERFORMANCE AND WE USE IT FOR INTERNAL REPORTING AND BUDGETING, AS WELL AS FOR REVIEWING COMPETITOR'S PERFORMANCE." WE BELIEVE THAT NON-GAAP MEASURES, SUCH AS EBITDA, THAT ELIMINATE RECURRING ITEMS ARE NOT PERMISSIBLE UNLESS MANAGEMENT REASONABLY BELIEVES THE FINANCIAL IMPACT OF THESE ITEMS WILL DISAPPEAR OF BECOME IMMATERIAL WITHIN A NEAR-TERM FINITE PERIOD. SINCE THE ITEMS EXCLUDED FROM EBITDA ARE SIGNIFICANT COMPONENTS OF YOU BUSINESS, THE FINANCIAL IMPACT OF THESE ITEMS WILL NOT DISAPPEAR OR BECOME IMMATERIAL IN THE FUTURE. WHILE ITEM 10(H) OF REGULATION S-B DOES NOT EXPRESSLY PROHIBIT THE REMOVAL OF RECURRING ITEMS, ANSWER 8 OF "FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES" STATES THAT COMPANIES SHOULD NEVER USE A NON-GAAP FINANCIAL MEASURE IN AN ATTEMPT TO SMOOTH EARNINGS AND MUST MEET THE BURDEN OF DEMONSTRATING THE USEFULNESS OF ANY MEASURE THAT EXCLUDES RECURRING ITEMS, ESPECIALLY IF THAT MEASURE IS USED TO EVALUATE PERFORMANCE. WE BELIEVE THAT MATERIAL ITEMS SUCH AS DEPRECIATION, AMORTIZATION, INTEREST EXPENSE, ADJUSTED IN CONNECTION WITH A NON-GAAP MEASURE. PLEASE TELL US HOW YOU PLAN TO DELETE EBITDA AS A PERFORMANCE MEASURE IN YOUR FILINGS OR PROVIDE FURTHER JUSTIFICATION THAT DEMONSTRATES TO US IN DISCLOSURE-TYPE FORMAT WHY THIS MEASURE PROVIDES USEFUL INFORMATION TO INVESTORS.

     We included EBITDA to illustrate the substantial effect of the amortization of the Laurus discount which ends by December 31, 2008, as well as the impact of other cash and non-cash items. While this expense will no longer be part of other income and expense after 2008 as both Laurus Notes will be paid off, it is a very significant non-cash expense that has a large impact to our bottom line performance. Investors and potential investors in the company frequently ask us for this measure of our performance. Without this measure included in our filing, we feel that a more substantive discussion of operating income would be warranted.

FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

NOTE 16 - RESTATEMENT, PAGE F-23

4. YOU RESTATED 2004 AND 2005 FINANCIAL STATEMENTS TO CORRECT ERRORS IN YOUR ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS EMBEDDED IN THE 2004 AND 2005 NOTES PAYABLE TO LAURUS MASTER FUND. PLEASE TELL US THE FOLLOWING INFORMATION.

     o THE DATE WHEN DISCUSSIONS WITH MANAGEMENT, THE AUDIT COMMITTEE AND YOUR EXTERNAL AUDITORS COMMENCED AND THE DATE YOU CONCLUDED THAT YOU SHOULD REVISE THE ACCOUNTING TREATMENT OF YOUR NOTES PAYABLE TO LAURUS.
          o    Date of on site work with outside auditors July 24, 2006
               1.   Review of Laurus convertible debt agreements
               2.   Discussion of SFAS 133
          o Internal review of SFAS 133 and other source materials regarding treatment of convertible debt and embedded derivatives

          o Research and discussion between Controller and Auditors regarding derivative treatment per SFAS 133 from July 27 through September 22, 2006
               1. Controller reviewed the latest information published as well as the SFAS 133
               2. Auditors secured the opinion of a PhD expert in accounting and another audit firm to review their opinion that the change was required
          o Audit Committee Meeting September 30, 2006 conclusion and decision of compound embedded derivative liability treatment for the Laurus convertible debt

     o EXPLAIN THE BASIS FOR YOUR CONCLUSION THAT FILING OF AN ITEM 4.02 FORM 8-K TO PROVIDE NOTIFICATION OF NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS WAS NOT REQUIRED.

          o    We did disclose the restatement of SFAS 133 on 8-K as part of item 2.02, we inadvertently failed to also report it on item 4.02, and we will correct that.

     o EXPLAIN THE BASIS FOR YOUR CONCLUSION THAT FILING AMENDED FORMS 10-QSB FOR FISCAL 2006 WAS NOT REQUIRED.

          o Our basis for the conclusion was that we restated the annual result in the 10-KSB and would be restating the 10-QSB's for fiscal 2006 as comparative data within the quarters filed for fiscal 2007, on a forward basis. The investor should rely on the audited 10-KSB as restated. We did not see a benefit to the investor from restating the previous fiscal quarters. The restated 10-QSB data for fiscal 2006 has been filed as comparative data for Q1 and Q2 FY2007, with Q3 FY2007 pending. If the SEC believes that the interim 10-QSB statements for FY2006 are required to be restated, we will accommodate this request. However, this will take a number of weeks to complete the restatement work, submit to auditor and audit committee reviews before filing the restated 10-QSB's.

     o TELL US WHY NO DISCLOSURE WAS PROVIDED UNDER ITEM 8A, CONTROLS AND PROCEDURES, REGARDING THE RESTATEMENT THAT CORRECTED THE ACCOUNTING ERRORS. PLEASE ADDRESS THE FOLLOWING:
          o THE IMPACT OF THE RESTATEMENT ON YOUR ASSESSMENT OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES AND CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING.

          o We review SFAS pronouncements and changes to interpretation of SFAS regularly. We attended a recent seminar where new interpretation of SFAS 133 was discussed. Companies were changing their reporting both for hedging and imbedded derivatives for convertible debt under new guidance about the very complicated interpretations of SFAS 133. We spent extensive amounts of time reviewing and testing our convertible debt structure and agreements under the provisions of SFAS 133 and the latest guidance we could find on the issue. Our conclusion after exhaustive research was that it had been incorrectly reported previously. Our auditors concurred. This shows the effectiveness of our controls and continual process improvement in regard internal assessment of existing and new interpretations of GAAP, SFAS, and SEC rules.

               1. The company has followed past practices of studying and analyzing SFAS through study, seminars, and independent advisors and securities firms. In 2004, it was the consensus of SEC and financial experts that we report the derivatives as equity in fiscal 2004 and 2005. Upon hiring new auditors, and with subsequent rulings or interpretation of the guidelines in SFAS 133, we were advised by our new auditors and their independent advisors that we should account for the convertible debt as compound embedded derivative liability, not equity. Therefore after following the same internal control and accounting process, we elected to restate and change the accounting treatment of our convertible debt. Since we felt that the restatement was not the result of a failure of internal control or a misinterpretation of SFAS133, we did not disclose any change in our internal control or financial reporting.
               2. Therefore we also concluded that we did not have a material weakness that caused the restatement but a difference in opinion of experts on the application of SFAS133 to the company's convertible debt.
               3. We will continue to follow our procedures and process on financial reporting that includes reliance on independent auditors and outside experts on applicable SFAS requirements and rulings.
               4. We hired a new Controller in Fiscal 2006. While working with the auditors, he questioned the previous equity treatment of the convertible debt under SFAS133.

          o WHETHER THE WEAKNESS THAT LED TO THE RESTATEMENT CONSTITUTED ONE OR MORE MATERIAL WEAKNESSES.

               1. We believe that we have adequate Controls in place. Our Controls are set to apply the rules, test for compliance, fraud, etc. They are not set to make a judgment of the rule per se, but to apply it once judgment or interpretation has been set. We based our controls on the interpretation of the rule at the time. The SFAS 133 rule is very long at over 1000 pages, complicated to the extent that it has been misinterpreted even by large companies with vast resources to employ on the effort. Our controls did not reveal a material weakness in our reporting. A change in the interpretation of SFAS 133 prompted review of a prior year decision based on best available information at that time.

          o A DESCRIPTION OF THE CORRECTIVE ACTIONS THAT YOU HAVE TAKEN OR PLAN TO TAKE.

               1. We will continue our current practice to review our controls, our decision making and interpretation of current and previous rules.
               2. We believe that no corrective actions are required at this time as no material weakness has been revealed.
               3. We will, however, increase our review efforts of current and new standards that we are subject to in order to assure that we are in proper compliance.

5. WE WERE UNABLE TO ADEQUATELY UNDERSTAND YOUR ACCOUNTING FOR THE RESTATEMENT OF THE 2004 AND 2005 FINANCIAL STATEMENTS FROM YOUR DISCLOSURE. FOR EXAMPLE, IT IS NOT CLEAR HOW YOU DETERMINED THE AGGREGATE RESTATED VALUES AT JUNE 30, 2005 FOR THE COMPOUND DERIVATIVE LIABILITY ($2,851,849), THE SECURED CONVERTIBLE NOTES ($1,516,761) AND THE BENEFICIAL CONVERSION FEATURES AND WARRANTS ($2,419,639) IN CONNECTION WITH THE $4 MILLION IN PROCEEDS FROM THE NOTES ISSUED TO LAURUS MASTER FUND IN 2004 AND 2005. PLEASE PROVIDE TO US YOUR ACCOUNTING ENTRIES FOR THE RESTATEMENTS WITH AN EXPLANATION FOR EACH ENTRY AND DESCRIBE MORE SPECIFICALLY HOW YOU DETERMINED THE VALUE FOR THE COMPOUND DERIVATIVE LIABILITY.

     The balance of the secured convertible notes at June 30, 2005 was derived from the face value of the notes of $4,000,000; less: the value of conversions to date at June 30, 2005 of $63,600; less: the revised unamortized fair value of the beneficial conversion feature and warrants of $2,419,639. The original fair value balance of the beneficial conversion feature and warrants was established at May 1, 2005, the date of the extension of both notes. This balance was revised under the restatement at June 30, 2005 with fair value calculated using Black-Scholes. $64,286 was amortized in May 2005 and June 2005, respectively, leaving a net value of $2,419,639 at June 30, 2005.

     Specifically, the Fair Value of the Compound Embedded Derivative Liability is calculated as follows for both Notes for fiscal years ended June 30, 2004 and 2005:

a)   Net Proceeds of the Note:
     i)   We subtract fees and expenses from the gross proceeds of the note
     ii) The gross proceeds of the note are net of any note conversion into common stock
b)   Potential Shares Note is Convertible into:
     i) Gross proceeds of the note are divided by the conversion price which equals potential shares that the note is convertible into
c)   Fair Value of all Warrants plus Discounted Face Value of the Convertible
     Note:
     i) The fair value of all warrants is calculated using Black-Scholes and added to the face value of the convertible note (discounted at 12%
          FMV)
d)   FMV Allocation of the Proceeds:
     i) FMV of all Warrants and Convertible Note are allocated and summed to equal Net Proceeds of the Note
e)   Effective Conversion Price:
     i)   FMV of the Convertible Note is divided by the Potential Shares the
          Note is Convertible into
     ii)  This calculation yields the Effective Conversion Price
f)   FMV of the Beneficial Conversion per share:
     i) The Effective Conversion Price of the Note is subtracted from the stated conversion price of the Note from the Note Agreement
     ii) This calculation yields the FMV of the Beneficial Conversion Price per share
g)   FMV of the Beneficial Conversion Feature (BCF) of the Note:
     i) Potential Shares that the Note is Convertible into multiplied by the FMV of the Beneficial Conversion per share
h) Embedded Derivative Liability - BCF for the May 2004 and January 2005 Convertible Notes:
     i)   The sum of the Calculation of the FMV of the BCF for both notes from item 7 above
i) Embedded Derivative Liability - Warrants for the May 2004 and January 2005 Convertible Notes:
     i) The sum of the FMV Warrant values from the FMV Allocation of Proceeds in item 4 above
j)   Compound Embedded Derivative Liability:
     i) The sum of the Derivative Liability - BCF from item 8. above and Derivative Liability - Warrants from item 9 above

Black-Scholes calculation factors:

                                    FY2004                   FY2005
                                    ------                   ------
Risk Free Interest Rate              3.83%                    3.94%

PBI Stock Volatility            124% and 104%*                 108%

Term                               5 years             4.59 and 4.85 years*


     o    postpone and extension warrants were issued on different dates


              Compound Embedded Derivative General Journal Entries

                            FISCAL 2004
|   |
|   |                 3110  Additional Paid in Capital - Common                     963,875.81
|   |
|   |                 2295  Derivative Liability - secured convertible debt - LT                      963,875.81
|   |
| 1 |    JE 8204      3110  Additional Paid in Capital - Common                     293,352.20
|   |
|   |             2295-100  Derivative Liability - secured convertible debt - ST                      293,352.20
|   |
|   |                       ESTABLISH FY2004 DERIVATIVE LIABILITY BALANCES -
|   |                       CLEAR TO APIC
----------------                                                                --------------------------------
                                                                                  1,257,228.01      1,257,228.01
                                                                                ================================


                            FISCAL 2005
|   |
|   |                 3110  Additional Paid in Capital - Common                   1,560,862.98
|   |
|   |                 2295  Derivative Liability - secured convertible debt - LT                    1,560,862.98
|   |
| 1 |    JE 8205      3110  Additional Paid in Capital - Common                      33,758.02
|   |
|   |             2295-100  Derivative Liability - secured convertible debt - ST                       33,758.02
|   |
|   |                       JAN 2005 NOTE - BCF & WARRANTS TO FY2005 DERIVATIVE
|   |                       LIABILITY
----------------



|   |
|   |                 3110  Additional Paid in Capital - Common                     518,517.00
|   |
|   |                 2285  Discount on Convertible Term Note - non-current                           518,517.00
|   |
| 1 |    JE 8206      2285  Discount on Convertible Term Note - non-current         278,872.00
|   |
|   |                 5185  Interest Expense                                                          278,872.00
|   |
|   |                       ADJUSTMENT TO FY2005 LAURUS DISCOUNT
----------------



|   |
|   |
|   |                 5189  Mgmt. Loss (Gain) Adjustment of Derivative to FV        265,928.00
|   |
|   |
| 3 |    JE 8207      3110  Additional Paid in Capital - Common                                       265,928.00
|   |
|   |                       POST CHANGE FROM BOTH NOTES, BCF, AND WARRANTS
|   |                       VALUED AT 5/1/05 IN ORIGINAL POSTING TO APIC TO
|   |                       FY2005 DERIVATIVE LIABILITY AT 6/30/05
                                                                                --------------------------------
                                                                                  2,657,938.00      2,657,938.00
                                                                                ================================


After you have had an opportunity to review our responses above, we would appreciate discussing any further questions or concerns you may have prior to the Staff issuing another comment letter. Please feel free to contact me at
(206) 298-0068.




Very truly yours,


/s/ Ronald R. Helm
Ronald R. Helm
Chairman and Chief Executive Officer